SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 21, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Enclosures:

1.               Nokia Press Release dated April 21, 2006 and titled: Resolution of the Board of Directors of Nokia Corporation to dispose Nokia shares press release

April 21, 2006

Resolution of the Board of Directors of Nokia Corporation to dispose Nokia shares

Espoo, Finland - Nokia Board of Directors has resolved to dispose and transfer a net total amount of 2 014 437 Nokia shares as settlement under the Performance Share Plan 2004 to the Plan participants, employees of Nokia Group. The shares will be settled and disposed out of treasury shares held by the Company, as a result of the Company reaching the predetermined financial criteria set for the Interim Measurement period 2004-2005. The Performance Share Plan 2004 will continue until the end of 2007. The resolution is based on the authorization granted by the Annual General Meeting on March 30, 2006.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Investor Enquiries:

Investor Relations Europe,

Tel. +358 7180 34289

Investor Relations US

Tel. +1 914 3680555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2006	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel